Athyna, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Athyna, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 20, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	183,188	38,349
Accounts Receivable	29,391	264
Total Current Assets	212,579	38,613
Non-current Assets		
Computer and Office Equipment, net of Accumulated Depreciation	4,833	-
Intangible Assets: Brand and Website, net of Accumulated Amortization	15,833	-
Total Non-Current Assets	20,665	-
TOTAL ASSETS	233,244	38,613
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Lines of Credit	556,810	-
Wages Payable	96,310	5,630
Deferred Revenue	29,854	2,486
Total Current Liabilities	682,973	8,116
TOTAL LIABILITIES	682,973	8,116
EQUITY		
Accumulated Earnings (Deficit)	(449,729)	30,497
Total Equity	(449,729)	30,497
TOTAL LIABILITIES AND EQUITY	233,244	38,613

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	927,435	223,541
Cost of Revenue	605,372	118,350
Gross Profit	322,063	105,191
Operating Expenses		
Advertising and Marketing	41,572	7,998
General and Administrative	675,247	65,157
Depreciation	687	-
Total Operating Expenses	717,505	73,155
Operating Income (loss)	(395,442)	32,036
Other Income		
Interest Income	-	-
Other	2,339	1,055
Total Other Income	2,339	1,055
Other Expense		
Loss on Sale of Receivables	83,224	-
Other	3,899	2,594
Total Other Expense	87,123	2,594
Provision for Income Tax	-	-
Net Income (loss)	(480,226)	30,497

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(480,226)	30,497
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	687	-
Accounts Receivable	(29,127)	(264)
Wages Payable	90,680	5,630
Deferred Revenue	27,368	2,486
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	89,608	7,852
Net Cash provided by (used in) Operating Activities	(390,619)	38,349
INVESTING ACTIVITIES		
Computer and Office Equipment	(5,519)	-
Intangible Assets	(15,833)	-
Net Cash provided by (used by) Investing Activities	(21,352)	-
FINANCING ACTIVITIES		
Line of Credit	556,810	-
Net Cash provided by (used in) Financing Activities	556,810	-
Cash at the beginning of period	38,349	-
Net Cash increase (decrease) for period	144,839	38,349
Cash at end of period	183,188	38,349

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	4,080,000	-	-	-	-
Transfer of Common Stock	3,920,000	-	-	-	-
Net Income (Loss)	-	-	-	30,497	30,497
Ending Balance 12/31/2020	8,000,000	-	-	30,497	30,497
Net Income (Loss)	-	-	-	(480,226)	(480,226)
Ending Balance 12/31/2021	8,000,000	-	-	(449,729)	(449,729)

Athyna, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Athyna, Inc. ("the Company") was formed in Delaware on November 26th, 2019. The Company earns revenue through its global employment platform by facilitating hiring of talent through a labour hire model while also offering employer of record (EOR) services to companies looking to hire full time employees in other countries without a local entity. Additionally, Athyna earns revenue by offering monthly subscriptions to offset carbon footprint, by trading credits in the market. The Company has no physical headquarters, but its postal address is in San Diego, California. The Company's customers are mostly located in the United States, with others located throughout Europe and Asia-Pacific.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to other companies who are looking to find a remote workforce. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to provide adequate workers for each client. Subscription periods are renewed automatically in a weekly, biweekly, 4-weeks or monthly basis. This could cause invoices collected in a particular month to contain deferred revenue belonging to a subsequent month. For the years ended 2020 and 2021, the Company had respective deferred revenue of $2,486 and $29,854 for prepaid subscriptions where cash was received with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computer and Office Equipment	4 - 5	5,519	687	-	4,833
Grand Total	**-**	**5,519**	**687**	**-**	**4,833**

Business Combination

On October 29, 2021, Athyna Inc., completed the acquisition of certain assets from the company CARBON TECHNOLOGIES PTY LTD for a total consideration of $15,833. As a result of the operation, the Company is now entitled to fully control and operate the brand "Nul" and enter a new line of business, which consists in the abatement of greenhouse gas emissions of companies and their employees and other emission-intensive activities through the use of carbon offsets and carbon credits. As of December 31, 2021, the acquired business did not contribute revenue to Athyna Inc., since the operation was not handed over until January 2022, when the Company started operating "Nul".

As a result, the Company recorded no amortization as of December 31, 2021. The following table summarizes the consideration transferred to make the acquisition, and the assets and the amounts of identified assets:

Fair value of consideration transferred:		
Cash	$	15,833
Total	$	15,833
Recognized amounts of identifiable assets acquired, and liabilities assumed:	$	15,833
Total identifiable net assets	$	15,833
Goodwill	$	-

The intangible assets included customer and supplier relationships (including customer lists), internet domains, video and audiovisual material, Social Media accounts, design and contracts with offsetting projects. The acquisition of the assets did not include cash items held by the Seller including, but not limited to, cash bank balances, and term deposits; securities held by the Seller including, but not limited to, shares notes, bonds, and debentures. At the moment of the handover of operations, there were no liabilities, associated inventory, trade receivables or payables transferred to the Company. No goodwill was recognized as result of the transaction.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In January 2021, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting, retaining, and rewarding talent that performs services to the Company. Awards may be granted in the form of Options, Restricted Stock Purchase Rights, Restricted Stock Bonuses, Restricted Stock Unit Awards or Other Stock-Based Awards. The maximum number of shares of Stock that may be issued under this Plan will be 2,000,000 shares and they may consist of authorized but unissued or reacquired shares of Stock. In 2020 and 2021, the Company granted 300,000 and 1,500,000 Restricted Stock Units, respectively, to employees/contractors/advisors subject to a vesting schedule of 4 years with a 1-year cliff and a qualified liquidity event. Despite the passage of time, these awards will not fully vest until all conditions are met at which point in time the Restricted Stock Units will convert to shares of Common Stock. No Restricted Stock Units have vested as of December 31, 2021.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Number of Units		**Weighted Average Grant-Date Fair Value**
Outstanding as of January 1, 2020	300,000	$	0.00001
Units granted	300,000	$	0.00001
Units vested	-	$	-
Units forfeited	-	$	-
Outstanding as of December 31, 2020	600,000	$	0.00001
Units granted	1,150,000	$	0.00001
Units vested	-	$	-
Units forfeited	(211,459)	$	0.00001
Outstanding as of December 31, 2021	1,538,541	$	0.00001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Throughout 2021, the Company received several Lines of Credit in the total amount of $1,042,484 with interest rates ranging from 8.50% to 8.76% and various maturity dates in 2022. These agreements are secured by portions of the Company's future revenue streams therefore a total loss on sale of receivables in the amount of $83,224 has been recorded on the Statement of Operations as of December 31, 2021. The total ending balance of these Lines of Credit was $556,810 as of December 31, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	514,861
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. In June 2020, two individuals resigned their roles from the Board of Directors thereby forfeiting all 3,920,000 shares of Restricted Common Stock. These shares were subject to a vesting schedule, a condition the Company's sole Shareholder has removed upon transferring these shares to himself. As a result, 8,000,000 shares were issued and outstanding as of 2020 and 2021.

Voting: Common Shareholders are entitled to one vote per share

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Company's capital stock. The directors of the Company may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Company, and meeting contingencies.

Note: Once the conditions set forth in the "Equity Based Compensation" note are met, the Restricted Stock Units will convert into shares of Common Stock with the same rights and privileges disclosed above.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 20, 2022, the date these financial statements were available to be issued.

Throughout 2022, the Company received several Lines of Credit in the total amount of $865,916 with interest rates ranging from 3% to 10% and various maturity dates in 2022 and 2023. These agreements are secured by portions of the Company's future revenue streams.

Throughout 2022, the Company has granted an additional 168,750 Restricted Stock Units while a total of 325,000 Units were forfeited.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized a loss in 2021 and may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital in 2021. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.